NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 1, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17CFR240.12d2-2(a)(4) That all rights pertaining to the entire class of this security were extinguished on April 25, 2006. Pursuant to the terms of the Rights of Becton, Dickinson and Company, the Rights expired and became null and void on April 25, 2006. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 25, 2006.